FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated May 5, 2009 (“Turkcell Filed Its Annual Report On Form 20-F for the Year Ended December 31, 2008”)

FOR IMMEDIATE RELEASE

TURKCELL FILED ITS ANNUAL REPORT ON FORM 20-F

FOR THE YEAR ENDED DECEMBER 31, 2008

Istanbul, Turkey: May 5, 2009 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that it has filed its Annual Report on Form 20-F for the year ended December 31, 2008 with the SEC on April 30, 2009. The Company’s Form 20-F and complete audited financial statements can be found at www.turkcell.com.tr/en.

Hard copy versions of the complete audited financial statements are available free of charge upon request beginning as of May 5, 2009 from Turkcell’s Investor Relations at +90 212 313 1888.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading communications and technology company in Turkey with 37.0 million postpaid and prepaid customers as of December 31, 2008 operating in a three player market with a market share of approximately 56% as of December 31, 2008 (Source: operators’ announcements). In addition to high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (“GPRS”) countrywide and Enhanced Data Rates for GSM Evolution (“EDGE”) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 609 operators in 202 countries as of February 17, 2009. Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$7.0 billion net revenue for the year ended December 31, 2008 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Belarus, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (“New York Stock Exchange”) and the ISE (“Istanbul Stock Exchange”) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 0.05% by Cukurova Group, 13.07% by Sonera Holding, 2.32% by M.V. Group and 0.08% by others while the remaining 33.48% is free float.

For further information please contact Turkcell

Corporate Affairs

Koray Öztürkler, Chief Corporate Affairs Officer

Tel: +90-212-313-1500

Email:  koray.ozturkler@turkcell.com.tr

Investors:	Media:
Nihat Narin, Investor and International	Filiz Karagul Tuzun,
Media Relations	Corporate Communications
Tel: + 90-212-313-1244	Tel: + 90-212-313-2304
Email: nihat.narin@turkcell.com.tr	Email: filiz.karagul@turkcell.com.tr

investor.relations@turkcell.com.tr

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 5, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations - Division Head

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 5, 2009	By:	/s/ Filiz Karagul Tuzun
Name: Filiz Karagul Tuzun Title: Corporate Communication - Division Head